

April 4, 2012

<u>Via E-mail</u>
Mr. Matthew K. Szot
Chief Financial Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

> **Re:** **S&W Seed Company**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed September 27, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 001-34719**

Dear Mr. Szot:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 3 – Business Combinations, page 61</u>

1. We note that, in connection with the acquisition of S&W, you recorded an intangible asset of $127,796, which reflected the estimated fair value of the customer relationships that were obtained. However, based upon your disclosure regarding "Certain Risks and Concentrations," as provided on page 53 of your fiscal year 2011 Form 10-K, the three customers that accounted for 37% of your net sales for fiscal year 2011 differed from the three customers that accounted for 67% of your net sales in fiscal year 2010. In this

regard, please tell us how you have determined that (I) you continue to realize a benefit from the customer relationships obtained in connection with the acquisition of S&W and (II) the related intangible asset was not impaired as of June 30, 2011.

Note 8 – Income Taxes, page 66

2. Please tell us and disclose the factors and/or circumstances that resulted in the recognition of an income tax benefit of $184,488 for the fiscal year ended June 30, 2010, despite reporting pre-tax book income of $294,403 for the period. In this regard, also explain why the table on page 67 of your Form 10-K, which reconciles the "expected federal tax expense (benefit) at statutory rates" to "tax expense (benefit) as recorded," suggests that a tax benefit of $196,015 would have been recognized for fiscal year 2010, under the applicable federal statutory tax rate. In addition, please revise your footnote to disclose the approximate tax effect of each type of temporary difference and carry-forward that gives rise to a significant portion of your deferred tax assets and/or deferred tax liabilities (before allocation of valuation allowances). For further guidance, refer to the disclosure requirements outlined at FASB ASC 740-10-50-6. Lastly, if the deferred tax assets or liabilities related to specific temporary differences fluctuate materially between reporting periods, please expand your disclosure to discuss the underlying reasons for such fluctuations, as appropriate.

Form 10-Q for Fiscal Quarter Ended December 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 8

3. Please refer to your disclosure regarding "Certain Risks and Concentrations" (i.e., on page 9 of your filing) and your disclosure regarding the acquisition of Genetics International, Inc.'s customer list (i.e., on page 15 of your filing). We note that prior to shutting down its alfalfa distribution operations, Genetics International, Inc. provided the majority of your international distribution. We also note that subsequent to acquiring Genetics International, Inc.'s customer list, your direct sales to international customers increased to approximately 57% and 70% of the total revenue reported for the three and six-month periods ended December 31, 2011, respectively. In this regard, it appears that it may be appropriate for you to disclose your accounting policies related to foreign currency transactions and foreign currency translation. Please expand your footnote disclosure accordingly, or advise.

Note 10 – Equity-Based Compensation, page 20

4. We note your disclosure that "the fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered." In this regard, please provide us with an example of the specific circumstances under which this accounting treatment would be applied and cite the accounting literature that you believe supports your accounting. In addition, please tell us whether or not the re-measurement of the fair value of stock options issued to non-employees (i.e., pursuant to your accounting policy) could result in a reduction to the amount of stock compensation ultimately recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief